MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

January 17, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	MAG Silver Corp., File No. 001-33574
Comments on Form 40-F for the Year Ended December 31, 2015 and our response dated December 6, 2016

Dear Mr. Decker:

Further to our request dated January 5, 2017, we respectfully request your permission to submit our response to you without exception on or before January 24, 2017.
Thank you very much.
Yours truly,
“Larry Taddei”
_____________________________________________
Larry Taddei
 Chief Financial Officer
MAG SILVER CORP.